Filed Pursuant to Rule 424(b)(3)

Registration No. 333- 264361

Prospectus Supplement No. 1 to Reoffer Prospectus

of

enVVeno Medical Corporation

Up to 4,500,000 Shares of Common Stock under the Amended and Restated 2016 Omnibus Incentive Plan

This Prospectus Supplement, dated May 5, 2023 (this “Supplement”), supplements the reoffer prospectus filed as part of the Registration Statement on Form S-8 filed by enVVeno Medical Corporation (the “Company”, “us”, “our” or “we”) with the Securities and Exchange Commission (the “SEC”) on April 18, 2022 (the “Prospectus”), relating to the resale of common stock, par value $ 0.00001 per share (the “Common Stock”), of the Company which may be offered and sold from time to time by certain of our executive officers and directors (the “Selling Stockholders”) who may be deemed “affiliates” of the Company as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), who have acquired or will acquire such shares in connection with the exercise of stock options granted, and with stock or other awards made, and with the purchase of stock under, the Company’s Amended and Restated 2016 Omnibus Incentive Plan (the “2016 Plan”). This Supplement covers 4,500,000 shares of Common Stock (the “Shares”) including (i) shares of Common Stock (inclusive of shares purchased pursuant to the restricted shares granted under the 2016 Plan), (ii) shares issuable upon exercise of options granted under the 2016 Plan and (iii) shares issuable upon vesting of restricted stock units granted under the 2016 Plan that are owned by or may in the future be issued to the Selling Stockholders.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

Our Common Stock is quoted on the Nasdaq Capital Market under the symbol “NVNO.” On May 3, 2023, the closing sales price of our Common Stock on the Nasdaq Capital Market was $4.04 per share.

The Shares may be offered from time to time by any or all of the Selling Stockholders through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as such Selling Stockholder may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution” in the Prospectus. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. We will not control or determine the price at which a Selling Stockholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

The Selling Stockholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares of those Selling Stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

You should carefully read and consider the risk factors under Item 1A beginning on page 8 of our Annual Report on Form 10-K for the year ended December 31, 2022 for risks relating to investment in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Stockholders” in the Prospectus is amended and restated in its entirety as set forth below and is provided for the primary purpose of updating the table of selling stockholders contained in the Prospectus.

The date of this Supplement is May 5, 2023

SELLING STOCKHOLDERS

The following table sets forth (a) the name and position or positions with the Company of each Selling Stockholder; (b) the aggregate of (i) the number of shares of Common Stock held by each Selling Stockholder as of the date of this Supplement and (ii) the number of shares issuable upon exercise of options and vesting of restricted stock units granted to each Selling Stockholder under the 2016 Plan, as supplemented by this Supplement, for resale by each Selling Stockholder as of the date of this Supplement; (c) the number of shares of Common Stock that each Selling Stockholder may offer for sale from time to time pursuant to the Prospectus, as supplemented by this Supplement, whether or not such Selling Stockholder has a present intention to do so; and (d) the number of shares of Common Stock to be beneficially owned by each Selling Stockholder following the sale of all shares that may be so offered pursuant to the Prospectus, as supplemented by this Supplement, assuming no other change in ownership of Common Stock by such Selling Stockholder after the date of this Supplement. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

To our knowledge, none of our officers and directors have a present intention to offer shares of Common stock for sale, although they retain the right to do so.

Inclusion of an individual’s name in the table below does not constitute an admission that such individual is an “affiliate” of the Company.

Selling Stockholder(1)	Principal Position with the Company (2)	Shares Owned Prior to Resale (3)		Number of Shares Offered for	Shares Beneficially Owned After Resale
		Number	Percent (4)	Resale	Number	Percent (4)
Robert A. Berman (5)	Director, Chief Executive Officer	1,478,366	13.5%	1,470,990	7,376	*
Marc H. Glickman, M.D. (6)	Senior Vice President and Chief Medical Officer	827,880	8.0%	826,280	1,600	*
Hamed Alavi (7)	Senior Vice President and Chief Technology Officer	603,925	6.0%	603,925	-	*
Craig Glynn (8)	Chief Financial Officer and Treasurer	503,925	5.1%	503,925	-	*
Dr. Francis Duhay, M.D. (9)	Director	40,847	*	31,355	9,492	*
Dr. Sanjay Shrivastava (9)	Director	31,575	*	30,575	1,000	*
Robert Gray (9)	Director	35,342	*	33,312	2,030	*
Matthew Jenusaitis (9)	Director	34,612	*	33,312	1,300	*

*	Less than 1%.

(1)	Except as otherwise noted below, the address for each person or entity listed in the table is c/o enVVeno Medical Corporation, 70 Doppler, Irvine, California 92618.
(2)	All positions described are with the Company, unless otherwise indicated.
(3)	The number of shares owned prior to resale by each Selling Stockholder includes (i) shares of Common Stock (inclusive of shares purchased pursuant to the restricted shares granted under the 2016 Plan), (ii) shares issuable upon exercise of options and (iii) shares issuable upon vesting of Restricted Stock Units granted to such Selling Stockholders under the 2016 Plan registered pursuant to the Prospectus for resale. Some of these shares may have been sold prior to the date of this Supplement.
(4)	Percentage is computed with reference to 9,471,932 shares of our Common Stock outstanding as of May 5, 2023 and assumes for each Selling Stockholder the sale of all shares offered by that particular Selling Stockholder under this prospectus.
(5)	Includes 1,270,990 shares of common stock that are issuable upon exercise of options and 200,000 shares of common stock that are issuable upon vesting of restricted stock units.
(6)	Includes 726,280 shares of common stock that are issuable upon exercise of options and 100,000 shares of common stock that are issuable upon vesting of restricted stock units.
(7)	Includes 553,925 shares of common stock that are issuable upon exercise of options and 50,000 shares of common stock that are issuable upon vesting of restricted stock units.
(8)	Includes 453,925 shares of common stock that are issuable upon exercise of options and 50,000 shares of common stock that are issuable upon vesting of restricted stock units.
(9)	Includes 27,687 shares of common stock that are issuable upon exercise of options.